Exhibit 99.2

JD.com, Inc.

Unaudited Interim Condensed Consolidated Financial Statements

As of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

JD.com, Inc.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2019 and March 31, 2020	F-2 ~ F-3

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income for the three months ended March 31, 2019 and 2020	F-4~ F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and 2020	F-6 ~ F-8

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2019 and 2020	F-9 ~ F-10

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-11 ~ F-63

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$ Note 2(f)
ASSETS
Current assets
Cash and cash equivalents	36,971,420	43,529,407	6,147,527
Restricted cash	2,940,859	2,246,361	317,247
Short-term investments	24,602,777	29,364,492	4,147,059
Accounts receivable, net	6,190,588	8,264,122	1,167,117
Advance to suppliers	593,130	1,565,622	221,108
Inventories, net	57,932,156	50,584,695	7,143,924
Loan receivables, net	1,551,459	1,648,356	232,792
Prepayments and other current assets	4,078,102	4,654,583	657,353
Amount due from related parties	4,234,067	2,528,439	357,084
Assets held for sale	—	165,994	23,443

Total current assets	139,094,558	144,552,071	20,414,654
Non-current assets
Property, equipment and software, net	20,654,071	17,487,942	2,469,769
Construction in progress	5,806,308	6,264,929	884,777
Intangible assets, net	4,110,034	3,960,438	559,321
Land use rights, net	10,891,742	10,432,470	1,473,346
Operating lease right-of-use assets	8,643,597	8,444,918	1,192,650
Goodwill	6,643,669	6,643,669	938,265
Investment in equity investees	35,575,807	36,772,791	5,193,310
Investment securities	21,417,104	20,780,630	2,934,786
Deferred tax assets	80,556	80,556	11,377
Assets held for sale	—	2,982,545	421,216
Other non-current assets	6,806,258	7,292,783	1,029,937

Total non-current assets	120,629,146	121,143,671	17,108,754

Total assets	259,723,704	265,695,742	37,523,408

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$ Note 2(f)
LIABILITIES

Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB14,399,069 and RMB15,376,040 as of December 31, 2019 and March 31, 2020, respectively. Note 1)

Short-term debts	—	8,601,811	1,214,808
Accounts payable	90,428,382	76,485,078	10,801,757
Advance from customers	16,078,619	16,150,898	2,280,943
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB796,193 and RMB555,288 as of December 31, 2019 and March 31, 2020, respectively)	3,326,594	4,115,192	581,176
Taxes payable	2,015,788	1,180,931	166,779
Amount due to related parties	317,978	1,265,959	178,788
Accrued expenses and other current liabilities	24,656,180	25,375,911	3,583,765
Operating lease liabilities	3,193,480	3,406,984	481,158
Liabilities held for sale	—	14,736	2,081

Total current liabilities	140,017,021	136,597,500	19,291,255
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB1,747,020 and RMB1,491,653 as of December 31, 2019 and March 31, 2020, respectively)	1,942,635	1,912,741	270,131
Unsecured senior notes	6,912,492	13,943,189	1,969,154
Deferred tax liabilities	1,338,988	1,277,404	180,404
Long-term borrowings	3,139,290	3,188,295	450,273
Operating lease liabilities	5,523,164	5,325,542	752,110
Other non-current liabilities	225,883	206,812	29,207

Total non-current liabilities	19,082,452	25,853,983	3,651,279

Total liabilities	159,099,473	162,451,483	22,942,534

Commitments and contingencies (Note 27)

MEZZANINE EQUITY
Convertible redeemable non-controlling interests (Note 17)	15,964,384	15,965,166	2,254,712

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,520,271,138 Class A ordinary shares issued and 2,480,575,334 outstanding, 453,672,011 Class B ordinary shares issued and 443,739,929 outstanding as of December 31, 2019; 2,523,062,068 Class A ordinary shares issued and 2,484,240,636 outstanding, 450,881,081 Class B ordinary shares issued and 442,090,839 outstanding as of March 31, 2020.)	381	381	54
Additional paid-in capital	90,676,122	91,402,064	12,908,437
Statutory reserves	1,459,165	1,459,165	206,073
Treasury stock	(2,530,166)	(2,634,318)	(372,037)
Accumulated deficit	(11,912,679)	(10,839,858)	(1,530,880)
Accumulated other comprehensive income	4,163,147	4,902,433	692,356

Total JD.com, Inc. shareholders’ equity	81,855,970	84,289,867	11,904,003
Non-controlling interests	2,803,877	2,989,226	422,159

Total shareholders’ equity	84,659,847	87,279,093	12,326,162

Total liabilities, mezzanine equity and shareholders’ equity	259,723,704	265,695,742	37,523,408

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
			Note 2(f)
Net revenues
Net product revenues	108,651,270	130,093,138	18,372,661
Net service revenues	12,429,789	16,112,071	2,275,459

Total net revenues	121,081,059	146,205,209	20,648,120

Cost of revenues	(102,897,352)	(123,669,699)	(17,465,498)
Fulfillment	(8,063,332)	(10,399,790)	(1,468,731)
Marketing	(3,940,399)	(4,468,316)	(631,047)
Research and development	(3,716,545)	(3,935,159)	(555,751)
General and administrative	(1,321,075)	(1,411,796)	(199,384)
Gain on sale of development properties	83,218	—	—

Income from operations	1,225,574	2,320,449	327,709

Other income/(expense)
Share of results of equity investees	(717,422)	(1,120,220)	(158,205)
Interest income	312,575	523,054	73,869
Interest expense	(187,445)	(207,100)	(29,248)
Others, net	6,886,036	(132,556)	(18,720)

Income before tax	7,519,318	1,383,627	195,405
Income tax expenses	(279,640)	(326,444)	(46,103)

Net income	7,239,678	1,057,183	149,302
Net loss attributable to non-controlling interests shareholders	(80,203)	(16,420)	(2,319)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	748	782	110

Net income attributable to ordinary shareholders	7,319,133	1,072,821	151,511

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
			Note 2(f)
Net income	7,239,678	1,057,183	149,302
Other comprehensive income:
Foreign currency translation adjustments	(854,914)	778,641	109,965
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains, net of tax	3,197	109,145	15,414
Reclassification adjustment for gains recorded in net income, net of tax	(3,762)	(97,776)	(13,809)

Net unrealized gains/(losses) on available-for-sale securities	(565)	11,369	1,605

Total other comprehensive income/(loss)	(855,479)	790,010	111,570

Total comprehensive income	6,384,199	1,847,193	260,872
Total comprehensive income/(loss) attributable to non-controlling interests shareholders	(80,203)	34,304	4,845
Total comprehensive income attributable to mezzanine equity classified as non-controlling interests shareholders	748	782	110

Total comprehensive income attributable to ordinary shareholders	6,463,654	1,812,107	255,917

Net income per share
Basic	2.53	0.37	0.05
Diluted	2.48	0.36	0.05
Weighted average number of shares
Basic	2,893,977,289	2,926,684,966	2,926,684,966
Diluted	2,952,050,583	2,998,786,445	2,998,786,445

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
			Note 2(f)
Cash flows from operating activities:
Net income	7,239,678	1,057,183	149,302
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	1,673,068	1,405,625	198,512
Share-based compensation	618,046	976,514	137,910
(Gains)/losses from disposal of property, equipment and software	(2,794)	2,189	309
Deferred income tax	161,412	(83,646)	(11,813)
Gains from extinguishment of debt	—	(11,101)	(1,568)
Amortization of discounts and issuance costs of the unsecured senior notes	3,555	4,476	632
Impairment of investments	329,128	26,063	3,681
Fair value change of long-term investments	(5,750,537)	669,703	94,580
Gain from business and investment disposals	—	(15,000)	(2,118)
Gain on sale of development properties	(83,218)	—	—
Share of results of equity investees	717,422	1,120,220	158,205
Foreign exchange gains	(56,218)	(19,188)	(2,710)
Changes in operating assets and liabilities:
Accounts receivable	2,136,974	(2,228,784)	(314,764)
Inventories	5,780,708	7,361,268	1,039,610
Advance to suppliers	59,050	(975,667)	(137,791)
Prepayments and other current assets	286,003	(427,802)	(60,416)
Operating lease right-of-use assets	308,388	198,679	28,059
Amount due from related parties	(1,368,932)	1,448,434	204,558
Other non-current assets	(287,513)	(104,537)	(14,763)
Accounts payable	(8,107,032)	(13,428,780)	(1,896,506)
Advance from customers	692,916	73,587	10,392
Deferred revenues	(159,791)	758,703	107,149
Taxes payable	(378,247)	(1,022,517)	(144,407)
Accrued expenses and other current liabilities	(265,315)	693,039	97,876
Operating lease liabilities	(191,711)	15,882	2,243
Amount due to related parties	(31,789)	962,980	135,999

Net cash provided by/(used in) operating activities	3,323,251	(1,542,477)	(217,839)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
			Note 2(f)
Cash flows from investing activities:
Purchase of short-term investments	(4,215,741)	(27,351,214)	(3,862,729)
Maturity of short-term investments	2,014,416	22,605,000	3,192,436
Purchases of investment securities	—	(191,026)	(26,978)
Cash received from disposal of investment securities	350,665	258,618	36,524
Cash paid for investments in equity investees	(4,166,593)	(1,539,615)	(217,435)
Cash received from disposal of equity investment	52,672	34,000	4,802
Cash paid for loan originations	(9,456,490)	(11,417,361)	(1,612,439)
Cash received from loan repayments	10,556,992	11,332,052	1,600,391
Purchase of property, equipment and software	(784,029)	(425,097)	(60,035)
Purchase of intangible assets	(23,267)	(410)	(58)
Purchase of land use rights	(185,836)	(132,402)	(18,699)
Cash paid for construction in progress	(1,402,827)	(1,653,755)	(233,555)
Cash received from sale of development properties	2,513,916	203,936	28,801
Cash paid for business combination, net of cash acquired	—	(41,167)	(5,814)
Loans settled by JD Digits	3,643,137	365,089	51,560
Other investing activities	—	(243,000)	(34,318)

Net cash used in investing activities	(1,102,985)	(8,196,352)	(1,157,546)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$ Note 2(f)
Cash flows from financing activities:
Repurchase of ordinary shares	(131,010)	(311,776)	(44,031)
Proceeds from issuance of ordinary shares pursuant to share-based awards	3,052	42,338	5,979
Capital injection from non-controlling interests shareholders	827	29,000	4,096
Proceeds from short-term debts	4,503,800	8,601,811	1,214,807
Repayment of short-term debts	(3,732,349)	(5,000)	(706)
Proceeds from unsecured senior notes	—	6,803,716	960,868
Repurchase of unsecured senior notes	—	(72,326)	(10,214)
Repayment of nonrecourse securitization debt	(3,200,271)	—	—
Other financing activities	—	(1,353)	(191)

Net cash provided by/(used in) financing activities	(2,555,951)	15,086,410	2,130,608

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(423,213)	609,365	86,059

Net increase/(decrease) in cash, cash equivalents, and restricted cash	(758,898)	5,956,946	841,282
Cash, cash equivalents, and restricted cash at beginning of the period	37,502,058	39,912,279	5,636,691

Cash, cash equivalents, and restricted cash at end of the period	36,743,160	45,869,225	6,477,973

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(108,835)	(621,392)	(87,757)
Cash paid for interest	(95,246)	(97,637)	(13,789)

Supplemental disclosures of non-cash investing and financing activities:
Right-of-use assets acquired under operating leases	583,390	777,762	109,841

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(All amounts in thousands, except for share, per share data or otherwise noted)

										Total
	Ordinary shares		Treasury stock		Additional		Accumulated other		Non-controlling	shareholders’
	Shares	Amount	Shares	Amount	paid-in capital	Statutory reserves	comprehensive income	Accumulated deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	2,965,815,847	380	(71,519,492)	(3,783,729)	82,832,895	1,400,412	3,359,096	(24,038,081)	1,095,887	60,866,860

Repurchase of ordinary shares	—	—	(1,871,696)	(131,010)	—	—	—	—	—	(131,010)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(748)	—	(748)
Exercise of share-based awards	—	—	549,092	34,999	(16,024)	—	—	—	—	18,975
Share-based compensation and vesting of share-based awards	—	—	2,073,982	71,913	439,611	—	—	—	106,522	618,046

Net income/(loss)	—	—	—	—	—	—	—	7,319,881	(80,203)	7,239,678

Foreign currency translation adjustments	—	—	—	—	—	—	(854,914)	—	—	(854,914)
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	(565)	—	—	(565)
Change of the capital from non-controlling interests shareholders	—	—	—	—	—	—	—	—	827	827
Share of changes in the equity investee’s capital accounts	—	—	—	—	(7,304)	—	—	—	—	(7,304)

Balance as of March 31, 2019	2,965,815,847	380	(70,768,114)	(3,807,827)	83,249,178	1,400,412	2,503,617	(16,718,948)	1,123,033	67,749,845

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(All amounts in thousands, except for share, per share data or otherwise noted)

										Total
	Ordinary shares		Treasury stock		Additional		Accumulated other		Non-controlling	shareholders’
	Shares	Amount	Shares	Amount	paid-in capital	Statutory reserves	comprehensive income	Accumulated deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	2,973,943,149	381	(49,627,886)	(2,530,166)	90,676,122	1,459,165	4,163,147	(11,912,679)	2,803,877	84,659,847

Repurchase of ordinary shares	—	—	(2,382,740)	(311,776)	—	—	—	—	—	(311,776)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(782)	—	(782)
Exercise of share-based awards	—	—	2,349,640	149,763	(42,701)	—	—	—	—	107,062
Share-based compensation and vesting of share-based awards	—	—	2,049,312	57,861	768,643	—	—	—	150,010	976,514

Net income/(loss)	—	—	—	—	—	—	—	1,073,603	(16,420)	1,057,183

Foreign currency translation adjustments	—	—	—	—	—	—	727,917	—	50,724	778,641
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	11,369	—	—	11,369
Change of the capital from non-controlling interests shareholders	—	—	—	—	—	—	—	—	1,035	1,035

Balance as of March 31, 2020	2,973,943,149	381	(47,611,674)	(2,634,318)	91,402,064	1,459,165	4,902,433	(10,839,858)	2,989,226	87,279,093

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	Principal activities and organization

JD.com, Inc. (the “Company”) is a leading technology driven e-commerce company transforming to become the leading supply chain based technology and service provider, providing products and services to consumers, third-party merchants, suppliers and other business partners through its subsidiaries, consolidated variable interest entities (“VIEs”) (collectively, the “Group”). The Group operates e-commerce business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistic services. Leveraging its AI capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its nationwide fulfillment infrastructure, the Group provides comprehensive supply chain solutions, primarily including warehousing, transportation, delivery and after-sales service to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through the Group’s logistics business (“JD Logistics”).

Prior to June 2017, the Group offered financial services to its suppliers, third-party merchants and qualified individual customers through the Group’s finance business (“JD Digits”, formerly known as “JD Finance”), which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits. Upon the reorganization of JD Digits, the Group disposed all its equity stake in JD Digits and was entitled to a profit sharing right from JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Digits into JD Digits’s equity interest, subject to applicable regulatory approvals.

In 2018, the Group established JD Property Management Group (“JD Property”), which owns, develops and manages the Group’s logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business.

The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs.

As of March 31, 2020, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	Principal activities and organization (Continued)

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	80%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong Express Group Corporation (“Jingdong Express”)	80%	Cayman Islands, January 2012
JD.com E-Commerce (Technology) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
JD.com E-Commerce (Investment) Hong Kong Co., Ltd.	100%	Hong Kong, China, July 2013
JD.com American Technologies Corporation	100%	Delaware, USA, August 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd.	100%	Chongqing, China, June 2014
JD.com Overseas Innovation Limited	100%	Hong Kong, China, October 2014
JD.com International (Singapore) Pte. Ltd.	100%	Singapore, November 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD Asia Development Limited	100%	British Virgin Islands, February 2015
JD.com Asia Investment Corporation	100%	Cayman Islands, March 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	80%	Shaanxi, China, May 2017
Xi’an Jingdong Xuncheng Logistics Co., Ltd.	80%	Shaanxi, China, June 2017
Jingdong Express International Limited	80%	British Virgin Islands, November 2017
Beijing Jinghong Logistics Co., Ltd.	80%	Beijing, China, November 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Logistics Holding Limited	100%	Cayman Islands, March 2018
JD Health International Inc.	86%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019

		Place and date of incorporation
Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Hengqin Junze Management Consulting Co., Ltd.		Guangdong, China, April 2017
Suqian Jingdong Mingfeng Enterprise Management Co., Ltd.		Jiangsu, China, July 2017
Suqian Jingdong Jinyi Enterprise Management Co., Ltd.		Jiangsu, China, August 2017
Suqian Jingdong Sanhong Enterprise Management Center (limited partnership)		Jiangsu, China, August 2017

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	Principal activities and organization (Continued)

•	Organization

The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was re-domiciled in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.

In April 2007 and May 2017, the Company established Jingdong Century and Xi’an Jingxundi as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010, August 2015 and June 2017, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng and Xi’an Jingdong Xincheng were incorporated in the PRC, respectively. The paid-in capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Jingdong Century and Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng, and Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng. Beijing Jingbangda became the subsidiary of Xi’an Jingdong Xincheng and changed from the Company’s subsidiary to the Company’s consolidated VIE’s subsidiary.

•	Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the unaudited interim condensed consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the consolidated VIEs and their Nominee Shareholders:

•	Loan agreements

Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries have granted interest-free loans to the relevant Nominee Shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. The loans for initial and subsequent capital injections are eliminated with the capital of the relevant VIEs during consolidation. The Group’s relevant PRC subsidiaries can require the Nominee Shareholders to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. The loan agreements are renewable upon expiration.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	Principal activities and organization (Continued)

•	Exclusive purchase option agreements

The Nominee Shareholders of the VIEs have granted the Group’s relevant PRC subsidiaries the exclusive and irrevocable rights to purchase from the Nominee Shareholders, to the extent permitted under the PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by the PRC laws and regulations. The Group’s relevant PRC subsidiaries may exercise such option at any time. In addition, the VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group’s relevant PRC subsidiaries, they will not transfer or otherwise dispose the equity interests or declare any dividend.

•	Exclusive technology consulting and services agreements

The Group’s relevant PRC subsidiaries and relevant VIEs entered into exclusive technology consulting and services agreements under which relevant VIEs engage the Group’s relevant PRC subsidiaries as their exclusive provider of technical platform and technical support, maintenance and other services. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the volume and market price of the service provided. The Group’s relevant PRC subsidiaries exclusively own any intellectual property arising from the performance of the agreements. During the term of the agreements, the relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the Group’s relevant PRC subsidiaries.

•	Intellectual property rights license agreement

Pursuant to the intellectual property rights license agreement, Jingdong Century has granted Jingdong 360 non-exclusive rights to use certain software products, trademarks, website, copyrights, and domain names developed or owned by Jingdong Century within the scope of internet information service operation of Jingdong 360 and in the territory of the PRC. Jingdong 360 has agreed to pay license fees to Jingdong Century and the amount of the license fees is decided based on the agreed arrangement.

•	Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to the Group’s relevant PRC subsidiaries as collateral for all of their payments due to the Group’s relevant PRC subsidiaries and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group’s relevant PRC subsidiaries without the Group’s relevant PRC subsidiaries’ preapproval. The Group’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Group’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment. The equity pledge agreements will expire on the second anniversary of the date when the Nominee Shareholders have completed all their obligations under the above agreements unless otherwise terminated earlier by the Group’s relevant PRC subsidiaries.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	Principal activities and organization (Continued)

•	Powers of attorney

Pursuant to the irrevocable powers of attorney, each of the Nominee Shareholders appointed any person designated by the Group’s relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under the PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general managers of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be shareholders of the VIEs. Each of the Nominee Shareholders has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.

•	Business cooperation agreement

Pursuant to the business cooperation agreement, Jingdong 360 has agreed to provide services to Jingdong Century and Shanghai Shengdayuan including operating the Group’s website, posting Jingdong Century’s and Shanghai Shengdayuan’s products and services information on the website, transmitting the users’ orders and transactions information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee is decided based on Jingdong 360’s operating costs incurred.

•	Business operation agreements

Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the Group’s relevant PRC subsidiaries to be the directors on the VIEs’ board of directors in accordance with applicable laws and the articles of association of the VIEs, and must cause the persons recommended by the Group’s relevant PRC subsidiaries to be appointed as the VIEs’ general manager, chief financial officer and other senior executives.

•	Risks in relations to the VIE structure

The Company believes that the contractual arrangements among its subsidiaries, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the unaudited interim condensed consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs as a result of the aforementioned risks is remote.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

1.	Principal activities and organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs structured by the Contractual Agreements and their subsidiaries taken as a whole, which were included in the Group’s unaudited interim condensed consolidated financial statements with intercompany transactions eliminated:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Total assets	38,749,631	38,688,626
Total liabilities	43,734,593	44,339,461

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Total net revenues	12,028,070	16,314,403
Net income/(loss)	410,899	(630,740)

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net cash used in operating activities	(120,877)	(484,624)
Net cash used in investing activities	(2,308,369)	(966,039)
Net cash provided by financing activities	2,572,603	1,480,977

Net increase in cash, cash equivalents, and restricted cash	143,357	30,314
Cash, cash equivalents, and restricted cash at beginning of the period	880,204	926,653

Cash, cash equivalents, and restricted cash at end of the period	1,023,561	956,967

As of December 31, 2019 and March 31, 2020, the total assets of the Group’s consolidated VIEs (where appropriate, the term “VIEs” also refers to its subsidiaries as a whole) were mainly consisting of cash and cash equivalents, short-term investments, accounts receivable, inventories, prepayments and other current assets, investment securities, investment in equity investees, property, equipment and software, intangible assets, operating lease right-of-use assets and other non-current assets. As of December 31, 2019 and March 31, 2020, the total liabilities of the consolidated VIEs were mainly consisting of short-term debts, accounts payable, advance from customers, deferred revenues, accrued expenses and other current liabilities, operating lease liabilities and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s unaudited interim condensed consolidated financial statements with intercompany transactions eliminated.

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs, and can have assets transferred out of the Group’s consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB1,090,876 as of March 31, 2020. As the Group’s consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs. The total shareholders’ deficit of the Group’s consolidated VIEs was RMB4,984,962 and RMB5,650,835 as of December 31, 2019 and March 31, 2020, respectively.

Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s consolidated VIEs. As the Group is conducting certain businesses in the PRC through the consolidated VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The Group periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, which was considered as variable interest entities of the Group when the Group held the subordinate tranche of such securitization vehicles. The Group consolidated such variable interest entities when the Group or any subsidiary was considered as the primary beneficiary, please refer to Note 2(p).

JD Digits, which was deconsolidated from the Group since June 30, 2017 as a result of its reorganization, is a VIE of the Group while neither the Group nor any subsidiary is considered the primary beneficiary.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies

a.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position, results of operations and cash flows as of March 31, 2020 and for the three months ended March 31, 2019 and 2020. The consolidated balance sheet as of December 31, 2019 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2019. Results for the three months ended March 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

b.	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIEs for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through the Contractual Arrangements, bear the risks of, and enjoy the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

c.	Non-controlling interests

For the Company’s consolidated subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s unaudited interim condensed consolidated balance sheets and have been separately disclosed in the Group’s unaudited interim condensed consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

d.	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor and customer incentives, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets, the discount rate for lease, redemption value of the redeemable preferred shares and consolidation of VIEs. Actual results may differ materially from those estimates.

e.	Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, BVI, Hong Kong, Singapore and the United States of America is U.S. dollars (“US$”). The Group’s PRC subsidiaries and consolidated VIEs determined their functional currency to be RMB. The Group’s entities incorporated in the Republic of Indonesia, Japan, France, Australia and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income. Total exchange gains were RMB56,218 and RMB19,188 for the three months ended March 31, 2019 and 2020, respectively.

The unaudited interim condensed consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income were a loss of RMB854,914 and a gain of RMB778,641 for the three months ended March 31, 2019 and 2020, respectively.

f.	Convenience translation

Translations of the unaudited interim condensed consolidated balance sheets, the unaudited interim condensed consolidated statements of operations and comprehensive income and the unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the three months ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0808, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

g.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, which have original maturities of three months or less.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

h.	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the unaudited interim condensed consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the unaudited interim condensed consolidated statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee.

i.	Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. For equity classified securities, the investments are recorded at fair market value with fair value change gains or losses recorded in interest income in the unaudited interim condensed consolidated statements of operations and comprehensive income. The Group also holds debt classified securities, and such investments are recorded as available-for-sale debt securities and held-to-maturity securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in interest income in the unaudited interim condensed consolidated statements of operations and comprehensive income during the period in which the gain or loss is realized.

In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.

j.	Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.

The Group, in collaboration with JD Digits, provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Digits, the Group remains as the legal owner of the consumer financing receivables, where JD Digits performs the related credit assessment.

JD Digits is obligated to purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Digits, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(p).

Other than the accounts receivable arising from the consumer financing, beginning on January 1, 2020, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. Please refer to Note 2(o) for adoption of expected credit losses model.

The accounts receivable with the collection period over one year are classified into other non-current assets in the unaudited interim condensed consolidated balance sheets.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

k.	Inventories, net

Inventories, net, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the unaudited interim condensed consolidated statements of operations and comprehensive income.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

l.	Loan receivables, net

Loan receivables, net represent the consumer financing, in collaboration with JD Digits, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Digits, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Digits performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Digits is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the three months ended March 31, 2019 and 2020. The loan receivables were measured at amortized cost and reported in the unaudited interim condensed consolidated balance sheets at outstanding principal. As of December 31, 2019 and March 31, 2020, the loan receivables with the collection period over one year amounting to RMB179,886 and RMB215,389, respectively, were classified into other non-current assets in the unaudited interim condensed consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the unaudited interim condensed consolidated statements of cash flows. The Group, in collaboration with JD Digits, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(p).

m.	Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, publicly traded companies and private equity funds. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the unaudited interim condensed consolidated statements of operations and comprehensive income and its share of post-acquisition movements of accumulated other comprehensive income are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

m.	Investment in equity investees (Continued)

The Group continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. Beginning on January 1, 2018, these private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income if there is any.

n.	Investment securities

The Group invests in marketable equity securities to meet business objectives. Beginning on January 1, 2018, these marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the unaudited interim condensed consolidated balance sheets, the unrealized gains and losses on equity securities are recorded in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income upon the adoption of ASU 2016-01.

o.	Current expected credit losses impairment

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date using a current expected credit loss model based on historical experience, current conditions, and reasonable and supportable forecasts.

The Group adopted ASC 326 on January 1, 2020 using the modified retrospective transition approach. Based on the nature of the group’s financial instruments within the scope of this standard, which are primarily accounts receivable and other receivables, the adoption of the new standard did not have a material effect on the group’s unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

p.	Nonrecourse securitization debt and transfer of financial assets

The Group, in collaboration with JD Digits, periodically securitizes accounts receivable and loan receivables arising from consumer financing through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.

The securitization vehicles are considered variable interest entities pursuant to ASC Topic 810, Consolidation. The Group will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and acting as the servicer of securitization vehicles. Accordingly, the Group are precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.

The Group will not consolidate the securitization vehicles when no economic interests are retained by the Group, and the Group has no continuing involvements, including the servicer of the securitization vehicles. Transfers are accounted for as sale and corresponding transferred accounts receivable are de-recognized in the unaudited interim condensed consolidated balance sheets pursuant to ASC Topic 860, Transfers and Servicing (“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 were not met. The under common control relationship of the transferor and transferee should be ignored when applying ASC 860, as long as the transferee will not be consolidated by the transferor.

Due to the Group’s continuing involvement rights in securitization vehicles prior to October 2017, the Group cannot derecognize the existing receivables through the transfer of the receivables to securitization vehicles. The proceeds from the financing type transactions were reported as current and non-current nonrecourse securitization debt in the unaudited interim condensed consolidated balance sheets based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities were from 2018 to 2019, the securities were repaid as collections on the underlying collateralized assets occur. As of December 31, 2019 and March 31, 2020, the collateralized accounts receivable and the collateralized loan receivables were nil.

Beginning October 2017, the Group revised certain structural arrangements to relinquish its continuing involvement rights when setting up the new securitization vehicles. For the three months ended March 31, 2020, RMB3,000,000 (for the three months ended March 31, 2019: RMB2,500,000) consumer credit receivables financial assets were derecognized through the sales type arrangements, including accounts receivable of RMB2,324,592 (for the three months ended March 31, 2019: RMB1,727,030) and loan receivables of RMB675,408 (for the three months ended March 31, 2019: RMB772,970), proceeds from the derecognition were RMB3,000,000 (for the three months ended March 31, 2019: RMB2,500,000), and JD Digits and other third-party investors acted as the servicers and purchased the subordinate tranche of the securitization vehicles in these transactions. The investors, including JD Digits, have no recourse to the Group when the underlying consumers fail to pay amounts contractually on due. The gain/loss recorded upon the sale accounting was immaterial in the periods presented.

q.	Unsecured senior notes and long-term borrowings

Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discount or premium and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the unaudited interim condensed consolidated statements of operations and comprehensive income over the maturities of the notes using the effective interest method.

Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the unaudited interim condensed consolidated statements of operations and comprehensive income.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

r.	Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures certain financial assets, including investments under the equity method on other-than-temporary basis, investments under the Measurement Alternative, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

s.	Revenues

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective transition approach.

Consistent with the criteria of ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2019 and March 31, 2020, liabilities for return allowances were RMB425,135 and RMB440,652, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB454,298 and RMB469,451 as of December 31, 2019 and March 31, 2020, respectively, and were included in “Prepayments and other current assets”.

The Group also sells prepaid cards which can be redeemed to purchase products sold on the JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the unaudited interim condensed consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. Upon the adoption of ASC 606, the Group began to recognize revenue from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote.

Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the SSP of each separate unit. In instances where SSP is not directly observable, such as the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the SSP of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

s.	Revenues (Continued)

Net Product Revenues

The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB70,701,598 and RMB77,630,952, and revenues from the sales of general merchandise products were RMB37,949,672 and RMB52,462,186, for the three months ended March 31, 2019 and 2020, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.

Net Service Revenues

The Group charges commission fees to third-party merchants for participating in the Group’s online marketplace, where the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants. Upon successful sales, the Group charges the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowances.

The Group provides marketing services to third-party merchants, suppliers and other business partners on its various website channels and third-party marketing affiliate’s websites, including but not limited to pay for performance marketing services on which the customers are charged based on effective clicks on their product information, and display advertising services that allow customers to place advertisements on various websites. The Group recognizes revenues from pay for performance marketing services based on effective clicks, and recognizes revenues from display advertising services ratably over the period during which the advertising services are provided or on the number of times that the advertisement has been displayed based on cost per thousand impressions. The Group did not enter into material advertising-for-advertising barter transactions for the periods presented.

The Group opens its fulfillment infrastructure by offering comprehensive supply chain solutions to third parties through JD Logistics, primarily including warehousing, transportation, delivery and after-sales service. Revenues resulting from these services are recognized over time as the Group performs the services in the contracts because of the continuous transfer of control to the customers.

JD Plus memberships provide the Group’s core customers with a better shopping experience, access to an evolving suite of benefits that represent a single stand-ready obligation. Subscriptions are paid for at the time of or in advance of delivering the services. Revenues from such arrangements are recognized over the subscription period.

The Group offers comprehensive customer services, primarily include 7*24 hours customer services to respond to customers’ post-sales requests, return and exchange services to facilitate customers’ return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistics services to the customers, of which the revenues recognized were not material for the periods presented.

Revenues from online marketplace and marketing services were RMB8,143,717 and RMB9,526,815 for the three months ended March 31, 2019 and 2020, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB4,286,072 and RMB6,585,256 for the three months ended March 31, 2019 and 2020, respectively, which were mainly generated by the New Businesses segment.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

t.	Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The allowance for doubtful accounts and authorized credits is estimated based on the Group’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. The balances of accounts receivable, net of allowance for doubtful accounts were RMB6,190,588 and RMB8,264,122 as of December 31, 2019 and March 31, 2020, respectively.

Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current deferred revenues and advance from customers in the Group’s unaudited interim condensed consolidated balance sheets. As of December 31, 2019, the Group’s total unearned revenues were RMB21,347,848, of which RMB11,593,554 was recognized as revenues for the three months ended March 31, 2020. The Group’s total unearned revenues were RMB22,178,831 as of March 31, 2020.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include certain partner sales incentive programs. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.

u.	Customer incentives and loyalty programs

The Group provides two types of discounted coupons, referred to as D Coupons and J Coupons, for free to its customers to incentivize purchase.

•

D Coupons are given to a customer upon current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The rights to purchase discounted products in the future are not considered as a separate performance obligation under ASC 606, as the discount does not represent a material right to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenues on the future purchase.

•

J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered as a separate performance obligation within the scope of ASC 606, as J Coupons represent a material right to the customer. Therefore, the delivered products and J Coupons awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative SSP of each performance obligation. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the periods presented, the amount of expired J Coupons was not material.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

u.	Customer incentives and loyalty programs (Continued)

Registered customers may also earn J Beans, which was launched based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities. Thus J Beans is considered to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the periods presented, the amount of expired J Beans was not material.

v.	Cost of revenues

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers.

w.	Rebates and subsidies

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income. Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

x.	Fulfillment

Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products and (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores. The cost related to logistics services provided to third parties is classified in cost of revenues in the unaudited interim condensed consolidated statements of operations and comprehensive income. Shipping cost included in fulfillment expenses amounted to RMB3,822,077 and RMB5,130,512 for the three months ended March 31, 2019 and 2020, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

y.	Marketing

Marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. The Group pays commissions to participants in the associates program when their customer referrals result in successful product sales and records such costs in marketing in the unaudited interim condensed consolidated statements of operations and comprehensive income.

Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB2,991,732 and RMB3,661,414 for the three months ended March 31, 2019 and 2020, respectively.

z.	Research and development

Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

aa.	General and administrative

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

bb.	Share-based compensation

The Company grants restricted share units (“RSUs”) and share options of the Company and its subsidiaries to eligible employees and non-employee consultants. The Group accounts for share-based awards issued to employees in accordance with ASC Topic 718, Compensation – Stock Compensation. The Group early adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” beginning July 1, 2018, before then, the Group accounted for share-based awards issued to non-employees in accordance with ASC 505-50, Equity-Based Payments to Non-Employees.

Employees’ share-based awards, non-employees’ share-based awards and the founder’s share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

bb.	Share-based compensation (Continued)

The Group uses the binominal option-pricing model to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.

Determination of estimated fair value of the Company’s subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to the Company’s subsidiaries. The Company estimates the Company’s subsidiaries’ enterprise value for purposes of recording share-based compensation, and the information considered by the Company mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.

The Group recognizes the estimated compensation cost of RSUs based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.

The Group also recognizes the compensation cost of performance-based share awards, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

cc.	Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income in the period of change. Deferred tax assets and liabilities are classified as non-current in the unaudited interim condensed consolidated balance sheets.

The Group recognizes in its unaudited interim condensed consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s unaudited interim condensed consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2019 and March 31, 2020, the Group did not have any significant unrecognized uncertain tax positions.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

dd.	Leases

Before January 1, 2019, the Group adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

The Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease components separately.

The Group also enters into sale and leaseback transactions. The Group acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at an arm-length rental price. Upon consideration of ASC Topic 842-40-25-1 and ASC 606, the transfer of the underlying assets is considered as sales, and according to ASC 842, the leaseback transaction is classified as an operating lease. Therefore, the sale and the leaseback of the underlying assets are separately accounted for by the Group. Upon completion of the transaction, the legal titles of these assets are transferred to the third-party entity (the buyer-lessor), and the Group derecognizes these transferred assets and recognizes gains or losses from disposal of these assets in accordance with ASC Topic 360, Property, Plant and Equipment. The leaseback transactions are accounted for under ASC 842, and the ROU assets and lease liabilities are recognized at commencement date accordingly.

ee.	Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income for the periods presented includes net income, change in unrealized gains on available-for-sale debt securities, foreign currency translation adjustments, and share of change in other comprehensive income of equity investees.

ff.	Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Additionally, the Company takes into account the effect of dilutive shares of entities in which the Company holds equity interests. The dilutive impact from equity interests mainly include equity investments accounted for using the equity method and the consolidated subsidiaries. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

gg.	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group’s principal operations are organized into two major business segments, JD Retail and New Businesses, which are defined based on the products and services provided. JD Retail mainly consists of online retail, online marketplace and marketing services in China. New Businesses include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property.

hh.	Recent accounting pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted the new standard beginning January 1, 2020 using the modified retrospective transition approach. The impact of adopting the new standard was not material to the unaudited interim condensed consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group adopted the new standard beginning January 1, 2020 with no material impact on the Group’s unaudited interim condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is currently evaluating the impact of this update on its consolidated financial statements.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

3.	Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the periods presented.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and March 31, 2020, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Digits performs the related credit assessment of the consumer financing receivables recorded in the Group’s unaudited interim condensed consolidated balance sheets. JD Digits purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB33,601,008 and RMB37,369,616 as of December 31, 2019 and March 31, 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1% in 2019. The depreciation of the RMB against the US$ was approximately 2% for the three months ended March 31, 2020. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.	Restricted cash

To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB2,940,859 and RMB2,246,361 as of December 31, 2019 and March 31, 2020, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

5.	Fair value measurement

As of December 31, 2019 and March 31, 2020, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	3,590,620	3,590,620	—	—
Short-term investments
Wealth management products	23,206,770	—	23,206,770	—
Investment securities
Listed equity securities	21,417,104	21,417,104	—	—

Total assets	48,214,494	25,007,724	23,206,770	—

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	737,876	737,876	—	—
Short-term investments
Wealth management products	26,529,672	—	26,529,672	—
Investment securities
Listed equity securities	20,780,630	20,780,630	—	—

Total assets	48,048,178	21,518,506	26,529,672	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its unaudited interim condensed consolidated balance sheets at fair value on a recurring basis.

Cash equivalents

Money market funds. The Group values its money market funds using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

5.	Fair value measurement (Continued)

Short-term investments

Wealth management products. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The wealth management products usually have short original maturities of less than 1 year, the carrying value approximates to fair value.

As of December 31, 2019 and March 31, 2020, gross unrealized gains of RMB54,813 and RMB88,246 were recorded on wealth management products, respectively. No impairment charges were recorded for the three months ended March 31, 2019 and 2020, respectively.

Investment securities

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. Starting from January 1, 2018, upon adoption of ASU 2016-01, unrealized gains and losses during the periods are recognized in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income.

The following table summarizes the carrying value and fair value of the investment securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	RMB	RMB	RMB	RMB
December 31, 2019	18,329,057	5,008,610	(1,920,563)	21,417,104
March 31, 2020	18,477,597	5,592,543	(3,289,510)	20,780,630

In 2017, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000,000 for approximately 2.4% of China Unicom’s equity interest. As of March 31, 2020, the accumulated unrealized loss related to the investment in China Unicom was RMB1,178,624 (as of December 31, 2019: unrealized loss of RMB688,141).

In 2017, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB2,794,547 for approximately 5.5% of Vipshop’s equity interest. In 2018 and 2019, the Group purchased additional shares with a total amount of RMB1,121,792. As of March 31, 2020, the accumulated unrealized gain related to the investment in Vipshop was RMB1,660,042 (as of December 31, 2019: unrealized gain of RMB1,077,422).

In 2017, the Group invested in Farfetch.com Limited (“Farfetch”) with a total consideration of RMB2,713,285. On September 21, 2018, Farfetch completed its initial public offering on New York Stock Exchange. Concurrently with Farfetch’s initial public offering (“IPO”), the Group purchased additional shares with a total amount of RMB186,155, and started to account for the investment at fair value. As of March 31, 2020, the accumulated unrealized loss related to the investment in Farfetch was RMB528,081 (as of December 31, 2019: unrealized gain of RMB159,589).

In 2018, the Group invested in ESR Cayman Limited (“ESR”) with a total consideration of RMB1,952,325. On November 1, 2019, ESR completed its IPO on The Stock Exchange of Hong Kong Limited. Concurrently with ESR’s IPO, the Group sold approximately 3.4% of its investment in ESR and started to account for the remaining investment at fair value. As of March 31, 2020, the accumulated unrealized gain related to the investment in ESR was RMB1,672,225 (as of December 31, 2019: unrealized gain of RMB1,777,252).

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

5.	Fair value measurement (Continued)

Other financial instruments

The followings are other financial instruments not measured at fair value in the unaudited interim condensed consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Time deposits. Time deposits with original maturities of three months or less and longer than three months but less than one year have been classified as cash equivalents and short-term investments, respectively, in the unaudited interim condensed consolidated balance sheets. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2019 and March 31, 2020, the fair value of time deposits classified as cash equivalents and short-term investments amounted to RMB11,189,560 and RMB29,403,944, respectively.

Unsecured senior notes. The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2019 and March 31, 2020, the fair value of unsecured senior notes amounted to RMB7,195,427 and RMB14,413,004, respectively.

Short-term receivables and payables. Accounts receivable, loan receivables and prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and advance from customers, are financial liabilities with carrying values that approximate to fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.

Short-term debts and long-term borrowings. Interest rates under the short-term debt and long-term borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term debts and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the unaudited interim condensed consolidated balance sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3) as of December 31, 2019 and March 31, 2020, and the impairment charges of RMB29,128 and RMB20,139 were recorded in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2019 and 2020, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are discussed in Note 6 —“Investment in equity investees”.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

6.	Investment in equity investees

Measurement Alternative and NAV practical expedient

Under ASU 2016-01, the carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB17,580,557 and RMB17,921,500 as of December 31, 2019 and March 31, 2020, respectively, and the carrying amount of the Group’s investments under NAV practical expedient was RMB2,515,919 and RMB3,376,469 as of December 31, 2019 and March 31, 2020, respectively. For the three months ended March 31, 2019 and 2020, the Group invested RMB1,406,442 and RMB1,127,843 in multiple private companies and private equity funds accounted for under the Measurement Alternative and NAV practical expedient, respectively, which may have operational synergy with the Group’s core business. During the three months ended March 31, 2020, fair value changes recognized for equity investments which were measured using the Measurement Alternative and NAV practical expedient were not significant.

The Group accounted for the investment in AiHuiShou International Co. Ltd., (“AiHuiShou”) under the Measurement Alternative. In June 2019, the Group signed series of agreements with AiHuiShou, an online second-hand consumer electronics trading platform. The Group merged its Paipai Secondhand business into AiHuiShou with certain exclusive traffic resources for the next five years, and additionally invested RMB138,582 in cash in exchange for additional preferred share investment in AiHuiShou. Total consideration for the above investment in AiHuiShou was RMB3,380,825.

Equity method

As of March 31, 2020, the Group’s investments accounted for under the equity method totaled RMB15,474,822 (as of December 31, 2019: RMB15,479,331), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB5,812,216, the investment in Bitauto Holdings Limited (“Bitauto”) amounting to RMB1,585,724, the investment in Dada Nexus Limited (“Dada”) amounting to nil, the investment in Tuniu Corporation (“Tuniu”) amounting to RMB378,829, the investment in Jiangsu Five Star Appliance Co., Ltd. (“Jiangsu Five Star”) amounting to RMB881,187, and investment in Yixin Group Limited (“Yixin”) amounting to RMB794,041. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

Investment in Yonghui

On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. In May 2018 and February 2020, the Group acquired additional ordinary shares from the existing shareholders of Yonghui, the Group’s interest in Yonghui’s issued and outstanding ordinary shares increased from 10% to 12% accordingly. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. Total consideration for the investment in Yonghui was RMB5,776,853 in cash. Investment in Yonghui is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two board members out of eleven.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

6.	Investment in equity investees (Continued)

Investment in Yonghui (Continued)

Investment in Yonghui is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Carrying value of investment in Yonghui	5,508,062	5,812,216
Proportionate share of Yonghui’s net tangible and intangible assets	2,249,239	2,327,244

Positive basis difference	3,258,823	3,484,972

Positive basis difference has been assigned to:
Goodwill	1,989,726	2,128,213
Amortizable intangible assets (*)	1,692,129	1,809,012
Deferred tax liabilities	(423,032)	(452,253)

	3,258,823	3,484,972

Cumulative gains in equity interest in Yonghui	428,729	414,104

(*)	As of March 31, 2020, the weighted average remaining life of the intangible assets not included in Yonghui’s consolidated financial statements was 15 years.

As of December 31, 2019 and March 31, 2020, the market value of the Group’s investment in Yonghui was RMB8,248,601 and RMB11,564,173 based on its quoted closing price, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

6.	Investment in equity investees (Continued)

Investment in Bitauto

On February 16, 2015, the Group completed its investment in Bitauto through the subscription of newly issued ordinary shares, representing approximately 25% of the outstanding ordinary shares of Bitauto. Bitauto is a leading provider of internet content and marketing services for China’s fast-growing automotive industry that is listed on Nasdaq. Total consideration for the initial investment in Bitauto was RMB5,496,188 with a combination of RMB2,450,920 in cash and RMB3,045,268 in the form of future services, including exclusive access to the new and used car channels on the JD Platform and additional support from the Group’s key platforms for a period of 5 years. On June 17, 2016, the Group additionally acquired Bitauto’s newly issued ordinary shares by paying the cash consideration of RMB328,975. As of March 31, 2020, the Group held approximately 24% of Bitauto’s issued and outstanding shares.

Investment in Bitauto is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Carrying value of investment in Bitauto (*)	1,817,781	1,585,724
Proportionate share of Bitauto’s net tangible and intangible assets	2,347,924	2,115,867

Negative basis difference	(530,143)	(530,143)

Negative basis difference has been assigned to:
Goodwill (*)	—	—
Amortizable intangible assets (**)	(530,143)	(530,143)

	(530,143)	(530,143)

Cumulative losses in equity interest in Bitauto	(3,910,223)	(4,142,280)

(*)

In the first quarter of 2019, the Group conducted impairment assessment on its investment in Bitauto considering the duration and severity of the decline of Bitauto’s stock price after the investment, as well as the financial condition, operating performance and the prospects of Bitauto, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charge of RMB488,453 to write down the carrying value of its investment in Bitauto to the fair value, based on quoted closing price of Bitauto’s stock as of March 31, 2019.

(**)

As of March 31, 2020, the negative basis difference between carrying value of investment in Bitauto and proportionate share of Bitauto’s net tangible and intangible assets was RMB530,143. This difference would not be amortized.

As of December 31, 2019 and March 31, 2020, the market value of the Group’s investment in Bitauto was approximately RMB1,793,871 and RMB1,275,557 based on its quoted closing price, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

6.	Investment in equity investees (Continued)

Investment in Dada

In April 2016, the Group signed series of agreements with Dada, China’s largest crowdsourcing delivery platform. The Group obtained a) the newly issued ordinary shares of Dada which represents approximately 81% of the issued and outstanding ordinary shares, or approximately 41% of the equity interests of Dada on a fully diluted basis, b) the newly issued preferred shares of Dada which represents approximately 7% of the equity interest in Dada on a fully diluted basis, and c) a warrant to purchase additional preferred shares of Dada at a pre-determined price for the next 2 years. Total consideration for the above investments and warrant was RMB3,508,200 with a combination of RMB1,298,700 in cash, the Group’s future services, including supply chain support for a period of 10 years, traffic and other additional support for a period of 7 years, non-compete obligation in O2O business for a period of 7 years, and the Group’s O2O business, JD Daojia. The Group holds two board seats out of six with the founder of Dada holding the casting vote after the transaction.

With the assistance of an independent appraiser, the Group estimated the fair value of the assets/investments received as follows:

As of April 26, 2016
RMB
Assets/investments received by the Group
Dada’s ordinary shares	2,164,050
Dada’s preferred shares	1,298,700
Warrant to purchase Dada’s preferred shares	45,450

3,508,200

The investment in Dada’s ordinary shares is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Carrying value of investment in Dada’s ordinary shares	—	—
Proportionate share of Dada’s net tangible and intangible assets	(1,701,718)	(1,699,784)

Positive basis difference	1,701,718	1,699,784

Positive basis difference has been assigned to:
Goodwill	1,605,891	1,605,891
Amortizable intangible assets (*)	127,770	125,190
Deferred tax liabilities	(31,943)	(31,297)

	1,701,718	1,699,784

Cumulative losses in equity interest in Dada’s ordinary shares	(2,164,050)	(2,164,050)

(*)	As of March 31, 2020, the weighted average remaining life of the intangible assets not included in Dada’s consolidated financial statements was 6 years.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

6.	Investment in equity investees (Continued)

Investment in Dada (Continued)

The investment in Dada’s preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance common stock and had no readily determinable fair value as of March 31, 2020. The warrant is a freestanding financial instrument and was recorded at fair value of RMB45,450 upon initial recognition. On December 28, 2017, the Group exercised the warrant in entirety in cash and purchased additional preferred shares of Dada, at the pre-determined price with the total consideration of RMB983,820. On August 9, 2018, the Group further invested RMB1,230,808 to acquire the newly issued preferred shares of Dada. The Group’s investment in Dada’s ordinary shares has been reduced to zero in 2018. According to ASC 323-10-35-25, as the Group’s total investment in Dada includes the preferred shares investment, the Group should continue to recognize Dada’s losses up to the Group’s carrying value in the preferred shares investment. As of March 31, 2020, the Group recognized a cumulative loss of RMB1,666,703 against the investment in Dada’s preferred shares based on the ownership level and seniority of preferred shares investment the Group held in Dada. As of March 31, 2020, the carrying amount of preferred shares of Dada was RMB2,141,997.

Investment in Tuniu

In December 2014, the Group acquired 7% equity interest in Tuniu with cash consideration of RMB305,930. Tuniu is a leading online leisure travel company in China that is listed on Nasdaq. The Group accounted for the initial investment as an available-for-sale security.

On May 22, 2015, the Group additionally acquired Tuniu’s newly issued ordinary shares for total consideration of RMB2,188,490 with a combination of RMB1,528,275 in cash and RMB660,215 in the form of future services, including granting Tuniu an exclusive rights, for a period of 5 years, to operate the leisure travel channels on the JD Platform, and Tuniu becomes the Group’s preferred partner for hotel and air ticket booking services. After the subsequent investment in May 2015, the Group held approximately 28% of Tuniu’s issued and outstanding shares and had one board seat. Hence, the Group adopted equity method of accounting to account for the investment in Tuniu.

Investment in Tuniu is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Carrying value of investment in Tuniu (*)	457,443	378,829
Proportionate share of Tuniu’s net tangible and intangible assets	633,295	554,681

Negative basis difference	(175,852)	(175,852)

Negative basis difference has been assigned to:
Goodwill (*)	—	—
Amortizable intangible assets (**)	(175,852)	(175,852)
Deferred tax liabilities	—	—

	(175,852)	(175,852)

Cumulative losses in equity interest in Tuniu	(2,036,702)	(2,115,316)

(*)

In the second and fourth quarter of 2019, the Group conducted impairments assessment on its investment in Tuniu considering the duration and severity of the decline of Tuniu’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charges of RMB222,212 and RMB86,072 in the second and fourth quarter of 2019, respectively, to write down the carrying value of its investment in Tuniu to its fair value, based on quoted closing prices of Tuniu as of June 30, 2019 and December 31, 2019, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

6.	Investment in equity investees (Continued)

Investment in Tuniu (Continued)

(**)

As of March 31, 2020, the negative basis difference between carrying value of investment in Tuniu and proportionate share of Tuniu’s net tangible and intangible assets was RMB175,852. This difference would not be amortized.

As of December 31, 2019 and March 31, 2020, the market value of the Group’s investment in Tuniu was approximately RMB457,443 and RMB184,359 based on quoted closing price, respectively.

Investment in Jiangsu Five Star

In April 2019, the Group invested RMB1,274,257 with a combination of cash and assumption of the seller’s debt as consideration to acquire ordinary shares of Jiangsu Five Star, a leading offline retailer of home appliances and consumer electronics, from its existing shareholder (the “Seller”), in exchange for 46% of Jiangsu Five Star’s total equity interest. The Group also provided a fifteen months interest-bearing loan of RMB1,024,946 to the Seller and has the rights to purchase additional shares. Investment in Jiangsu Five Star is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two board members out of five.

Investment in Jiangsu Five Star is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Carrying value of investment in Jiangsu Five Star	1,317,045	881,187
Proportionate share of Jiangsu Five Star’s net tangible and intangible assets	480,438	50,990

Positive basis difference	836,607	830,197

Positive basis difference has been assigned to:
Goodwill	586,325	586,325
Amortizable intangible assets (*)	206,069	200,848
Property (*)	127,641	124,316
Deferred tax liabilities	(83,428)	(81,292)

	836,607	830,197

Cumulative gains/(losses) in equity interest in Jiangsu Five Star	42,788	(393,070)

(*)	As of March 31, 2020, the weighted average remaining lives of the intangible assets and property were 19 years and 24 years, respectively.

Investment in Yixin

In February 2015 and August 2016, the Group invested US$100,000 and US$30,000 in cash, respectively, to acquire Yixin’s newly issued preferred shares. Yixin, a controlled subsidiary of Bitauto, is a leading online automobile retail transaction platform in China. The investment in Yixin was accounted for under the cost method as the underlying shares the Group invested in were not considered in-substance common stock and had no readily determinable fair value.

On November 16, 2017, Yixin successfully completed the global offering and traded on the Main Board of the Stock Exchange of Hong Kong Limited. After the offering, the Group held approximately 11% of Yixin’s issued and outstanding shares and the investment is accounted for using the equity method, as the preferred shares the Group previously invested in were automatically converted into ordinary shares upon listing and the Group obtained significant influence by the rights to nominate one non-executive board member out of nine and the significant influence on its controlling shareholder, Bitauto.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

6.	Investment in equity investees (Continued)

Investment in Yixin (Continued)

Investment in Yixin is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Carrying value of investment in Yixin (*)	1,206,741	794,041
Proportionate share of Yixin’s net tangible and intangible assets	1,663,071	1,646,057

Negative basis difference (**)	(456,330)	(852,016)

Cumulative gains/(losses) in equity interest in Yixin	345,749	(66,951)

(*)

In the first quarter of 2020, the Group conducted impairment assessment on its investment in Yixin considering the duration and severity of the decline of Yixin’s stock price after the investment, as well as the financial condition, operating performance and the prospects of Yixin, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charge of RMB395,686 to write down the carrying value of its investment in Yixin to its fair value, based on quoted closing price of Yixin’s stock as of March 31, 2020.

(**)

As of March 31, 2020, the negative basis difference between carrying value of investment in Yixin and proportionate share of Yixin’s net tangible and intangible assets was RMB852,016. This difference would not be amortized. As of December 31, 2019 and March 31, 2020, the market value of the Group’s investment in Yixin was approximately RMB1,060,433 and RMB794,041 based on quoted closing price, respectively.

The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the Measurement Alternative investments of RMB29,128 and RMB20,139 were recorded in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2019 and 2020, respectively. As of March 31, 2020, the accumulated impairment of the Group’s Measurement Alternative investments was RMB2,478,521. Impairment charges in connection with the equity method investments of RMB488,453 and RMB395,686 were recorded in share of results of equity investees in the unaudited interim condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2019 and 2020, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

7.	Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Online retail and online marketplace receivables (*)	2,392,737	5,058,978
Logistics receivables	3,073,641	2,853,865
Advertising receivables and others	1,042,211	831,405

Accounts receivable	6,508,589	8,744,248
Allowance for doubtful accounts	(318,001)	(480,126)

Accounts receivable, net	6,190,588	8,264,122

The movements in the allowance for doubtful accounts are as follows:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Balance at beginning of the period	(178,393)	(318,001)
Addition/allowance for credit losses	(213,395)	(163,771)
Write-off	73,787	1,646

Balance at end of the period	(318,001)	(480,126)

(*)

For the accounts receivable in relation to consumer financing business, which is recorded in online retail and online marketplace receivables, as JD Digits performs credit risk assessment services for the individuals and purchases the over-due receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no allowance for doubtful accounts in relation to consumer financing receivables were provided.

8.	Inventories, net

Inventories, net consist of the following:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Products	58,795,341	52,304,585
Packing materials and others	223,234	225,657

Inventories	59,018,575	52,530,242
Inventory valuation allowance	(1,086,419)	(1,945,547)

Inventories, net	57,932,156	50,584,695

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

9.	Short-term debts

Short-term debts consist of private placement notes and borrowings from financial institutions, all of these debts are repayable within one year.

In February and March 2020, Jingdong Century, a subsidiary of the Company, issued fixed rate private placement notes with two maturity dates for an aggregate principal amount of RMB5,000,000. The private placement consists of RMB3,000,000 of 2.65% notes due April 27, 2020 and RMB2,000,000 of 2.75% notes due October 30, 2020. The notes are listed on the inter-bank bond market of China. The Group intends to use the proceeds from the private placement mainly for general corporate purposes. As of December 31, 2019 and March 31, 2020, the private placement notes amounted to nil and RMB5,000,000, respectively.

As of December 31, 2019 and March 31, 2020, short-term borrowings from financial institutions amounted to nil and RMB3,601,811, respectively. The weighted average interest rate for the outstanding borrowings as of March 31, 2020 was approximately 2.82% per annum.

10.	Accounts payable

Accounts payable consists of the following:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Vendor payable	74,639,015	61,940,725
Shipping charges payable and others	15,789,367	14,544,353

Total	90,428,382	76,485,078

11.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Deposits	14,619,420	14,924,649
Salary and welfare	5,037,530	4,426,487
Rental fee payables of short-term leases	332,893	365,125
Internet data center fee	614,712	831,929
Liabilities for return allowances	425,135	440,652
Accrued administrative expenses	368,821	393,510
Professional fee	268,054	345,172
Vehicle fee	190,289	196,031
Interest payable	43,598	162,371
Payable related to employees’ exercise of share-based awards	403,398	715,399
Other payable in relation to non-compete obligation to Dada and its subsidiaries (“Dada Group”)	83,093	84,390
Others	2,269,237	2,490,196

Total	24,656,180	25,375,911

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

12.	Unsecured senior notes

In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016. The unsecured senior notes were issued at a discount amounting to RMB79,289. The debt issuance costs of RMB35,727 were presented as a direct deduction from the principal amount of the unsecured senior notes in the unaudited interim condensed consolidated balance sheets.

In January 2020, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on January 14, 2020. The unsecured senior notes were issued at a discount amounting to RMB36,805. The debt issuance costs of RMB44,681 were presented as a direct deduction from the principal amount of the unsecured senior notes in the unaudited interim condensed consolidated balance sheets. The proceeds from issuance of the unsecured senior notes were used for general corporate purposes. During the three months ended March 31, 2020, the Group repurchased the Company’s unsecured senior notes with a total principal amounts of US$12,000 (RMB84,970) at a reacquisition price of US$10,224 (RMB72,326) from the open market. The repurchased unsecured senior notes were derecognized from the Group’s unaudited interim condensed consolidated balance sheets, and the relevant repurchase gains amounting to RMB11,101 were recognized in interest expense in the Group’s unaudited interim condensed consolidated statements of operations and comprehensive income.

A summary of the Company’s unsecured senior notes as of December 31, 2019 and March 31, 2020 is as follows:

	As of		Effective interest rate
	December 31, 2019	March 31, 2020
	RMB	RMB
US$500,000 3.125% notes due 2021	3,477,276	3,533,579	3.37%
US$500,000 3.875% notes due 2026	3,435,216	3,490,692	4.15%
US$700,000 3.375% notes due 2030	—	4,886,298	3.47%
US$300,000 4.125% notes due 2050	—	2,032,620	4.25%

Carrying value	6,912,492	13,943,189
Unamortized discount and debt issuance costs	63,708	141,990

Total principal amounts of unsecured senior notes	6,976,200	14,085,179

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs. The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale all or substantially all of the Company’s assets. The notes will rank senior in rights of payment to all of the Company’s existing and future obligations expressly subordinated in rights of payment to the notes and rank at least equal in rights of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).

As of March 31, 2020, the principal of the unsecured senior notes of RMB3,542,550, RMB3,542,550, RMB4,924,145 and RMB2,075,934 will be due in 2021, 2026, 2030 and 2050, respectively. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts
RMB
Within 1 year	—
Between 1 to 2 years	3,542,550
Between 2 to 3 years	—
Between 3 to 4 years	—
Between 4 to 5 years	—
Beyond 5 years	10,542,629

Total	14,085,179

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

13.	Leases

The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases as of December 31, 2019 and March 31, 2020 is as follows:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Operating lease ROU assets	8,643,597	8,444,918
Operating lease liabilities-current	3,193,480	3,406,984
Operating lease liabilities-non-current	5,523,164	5,325,542

Total operating lease liabilities	8,716,644	8,732,526

Weighted average remaining lease term	4.4 years	4.3 years
Weighted average discount rate	4.7%	4.7%

A summary of lease cost recognized in the Group’s unaudited interim condensed consolidated statements of operations and comprehensive income and supplemental cash flow information related to operating leases is as follows:

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Operating lease cost	750,348	923,685
Short-term lease cost	257,202	364,965

Total	1,007,550	1,288,650

Cash paid for operating leases	694,603	714,968

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of March 31, 2020 is as follows:

As of March 31, 2020
RMB
Remainder of 2020	2,752,033
2021	2,400,189
2022	1,644,285
2023	1,109,649
2024	681,076
2025 and thereafter	1,111,961

Total lease payments	9,699,193
Less: interest	(966,667)

Present value of operating lease liabilities	8,732,526

As of March 31, 2020, the Group has no significant lease contract that has been entered into but not yet commenced.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

14.	Assets and liabilities held for sale

In 2018, the Group established JD Property to manage the expanding logistics facilities and other real estate properties. In February 2019, JD Property established JD Logistics Properties Core Fund, L.P. (“Core Fund”) together with GIC Private Limited (“GIC”), Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. The Group serves as the general partner and committed 20% of the total capital of Core Fund as a limited partner, and GIC committed the remaining 80%.

Furthermore, on February 27, 2019, the Group entered into definitive agreements with Core Fund, pursuant to which the Group will dispose of certain modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion, and concurrently lease back these completed facilities for operational purposes with an initial lease term of 5 to 6 years. The initial annual rent for the completed facilities is approximate RMB0.7 billion that increases by 3% per year throughout each 5 years’ period, and the rental rate will be adjusted based on the growth rate of fair market rent at the beginning of each 5 years’ period. Upon the expiry of the initial lease agreement, if the adjusted rental rate is acceptable, the Group may choose to renew the lease with the same terms and conditions. Core Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing.

The investment committee of Core Fund, which comprises the representatives from the Group and GIC, oversee the key operations of Core Fund. Given the control over Core Fund is shared between the Group and GIC, the Group does not consolidate Core Fund and investment in Core Fund is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two members of the investment committee out of four. The lease back transaction is classified as an operating lease, and accounted for under ASC 842, the ROU assets and operating lease liabilities were recorded accordingly.

In the second half of 2019, the closing conditions for the asset group of completed logistics facilities were met and Core Fund signed definitive facility agreements with bank consortium to finance the purchase, therefore, the Group recorded a total disposal gain of RMB3,801,492 for the completed assets for the year ended December 31, 2019, which represents the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date. For the remaining logistics facilities under construction, the Group will derecognize these assets upon its completion and satisfaction of the hand-over condition.

In January 2020, the Group’s board of directors approved the proposal to establish another logistics investment fund, JD Logistics Properties Core Fund II, L.P. (“Core Fund II”), together with GIC to replicate the successful experience of Core Fund. The Group will serve as general partner and commit 10% of the total capital of Core Fund II as a limited partner, and GIC will commit the remaining 90%.

Furthermore, on January 20, 2020, the Group entered into definitive agreements with Core Fund II to sell certain of its modern logistics facilities for a total gross asset value of approximately RMB4.6 billion within the following 12 months, and will concurrently lease back some of these completed facilities for operational purposes. Core Fund II will also use leverage to finance the purchase, and the closing of the purchase will be subject to certain conditions, including the availability of debt financing. The related assets and liabilities associated with the sale agreements were classified as assets/liabilities held for sale in the Group’s unaudited interim condensed consolidated balance sheets. As of March 31, 2020, regarding the logistics facilities to be sold to Core Fund II, the Group classified cash and cash equivalents of RMB93,457 into current assets held for sale, and all related property, equipment and software and land use rights into non-current assets held for sale.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

15.	Others, net

Others, net consist of the following:

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Gain from business and investment disposals	—	15,000
Government financial incentives	1,276,272	425,815
Impairment of investments	(329,128)	(26,063)
Foreign exchange gains	56,218	19,188
Gains/(losses) from fair value change of long-term investments	5,750,537	(669,703)
Others	132,137	103,207

Total	6,886,036	(132,556)

Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government financial incentives are recognized in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income when the government financial incentives are received and no further conditions need to be met. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	Taxation

a)	Value added tax (“VAT”)

The Group is subject to statutory VAT rate of 10% from January 1, 2019 to March 31, 2019 and 9% from April 1, 2019 for revenues from sales of audio, video products and books in the PRC. The Group is subject to statutory VAT rate of 16% from January 1, 2019 to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2020 in comply with relevant VAT regulations of the PRC.

The Group is subject to VAT at the rate of 6% or 10%/9% (10% from January 1, 2019 to March 31, 2019 and 9% from April 1, 2019) for revenues from logistics services, and 6% for revenues from online advertising and other services. Meanwhile, certain exemptions on VAT payable are eligible for revenues derived from delivery services involving residents’ necessities since January 1, 2020; and the exemption expiration date will be determined by the government contingent on the novel coronavirus (“COVID-19”) development.

The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the PRC, which is reduced by 50% from July 1, 2019 to December 31, 2024.

b)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Indonesia

Under the current laws of the Republic of Indonesia, the Group’s subsidiaries in Indonesia are subject to 25% income tax on its taxable income generated from operations in Indonesia.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the year of assessment 2017/2018. Commencing from the year of assessment 2018/2019, the first Hong Kong dollars (“HK$”) 2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

16.	Taxation (Continued)

b)	Income tax (Continued)

China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIEs are subject to the statutory income tax rate of 25%.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. Beijing Shangke has been entitled to an exemption from income tax for first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as HNTE and enjoys a preferential income tax rate of 15%. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise” and enjoyed a preferential income tax rate of 12.5% in 2019 and 2020.

Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Several entities of the Group are qualified as the enterprises within the Catalogue of Encouraged Industries in Western Regions and enjoyed 15% preferential income tax rate.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would entitle to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020.

The components of income tax expenses and effective income tax rate are as follows:

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Current income tax expenses	(118,228)	(410,090)
Deferred tax benefits/(expenses)	(161,412)	83,646

Total income tax expenses	(279,640)	(326,444)

Effective income tax rate	3.7%	23.6%

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates are reflected in the interim periods presented.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

17.	Convertible redeemable non-controlling interests

In 2018, the Group entered into definitive agreements with third-party investors to raise financing for Jingdong Express, the parent company of JD Logistics, with the total amount of US$2,510,000 (RMB15,973,564) by issuance of the series A preferred shares of Jingdong Express (“Jingdong Express Series A Preferred Shares”), representing approximately 19% of the ownership of Jingdong Express on a fully diluted basis.

The Group determined that Jingdong Express Series A Preferred Shares should be classified as mezzanine equity upon their issuance since they were contingently redeemable by the holders 5 years from the issuance date in the event that a qualified initial public offering (‘‘Qualified IPO’’) has not occurred and Jingdong Express Series A Preferred Shares have not been converted. The Qualified IPO is defined as an IPO that (i) has been approved by the Board of Directors of Jingdong Express or (ii) with the offering price per share that values Jingdong Express at no less than US$20,000,000 on a fully diluted basis immediately following the completion of such offering.

The Group records accretion on Jingdong Express Series A Preferred Shares, where applicable, to the redemption value from the issuance date to the earliest redemption date.

The Group determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of Jingdong Express Series A Preferred Shares. Jingdong Express Series A Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of Jingdong Express’s shares.

The Group determined that there was no embedded beneficial conversion feature attributable to Jingdong Express Series A Preferred Shares because the initial effective conversion prices were higher than the fair value of Jingdong Express’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

The convertible redeemable non-controlling interests as of December 31, 2019 and March 31, 2020 are summarized as follows:

	Number of shares	Amount
		RMB
Balance as of January 1, 2019	1,004,000,000	15,961,284
Net income attributable to mezzanine equity classified as non-controlling interests shareholders		3,100

Balance as of December 31, 2019	1,004,000,000	15,964,384

Balance as of January 1, 2020	1,004,000,000	15,964,384
Net income attributable to mezzanine equity classified as non-controlling interests shareholders		782

Balance as of March 31, 2020	1,004,000,000	15,965,166

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

18.	Ordinary shares

Upon inception, 1 ordinary share was issued at a par value of US$0.00002 per share.

In March 2014, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”), in connection with Tencent Transaction (Note 23). Additionally, upon the initial public offering in May 2014, the Company issued 166,120,400 Class A ordinary shares. Concurrently, the Company issued 139,493,960 Class A ordinary shares in a private placement to Huang River Investment Limited.

In June 2016, the Company issued 144,952,250 Class A ordinary shares to Newheight Holdings Ltd., a wholly owned subsidiary of Walmart, in connection with Walmart Transaction.

In June 2018, the Company issued 27,106,948 Class A ordinary shares to Google LLC, and received a consideration of US$549,836 (RMB3,531,870) after deducting financing charges.

In May 2019, the Company issued 8,127,302 Class A ordinary shares to Huang River Investment Limited (Note 23).

The ordinary shares reserved for future exercise of the RSUs and share options were 137,075,214 and 136,299,600 as of December 31, 2019 and March 31, 2020, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

19.	Share repurchase program

In December 2018, the Company’s Board of Directors authorized a share repurchase program (“2018 share repurchase program”) under which the Company may repurchase up to US$1,000,000 worth of its American depositary shares (“ADSs”) over the following 12 months.

Under the 2018 share repurchase program, as of March 31, 2020, the Company repurchased 2,332,048 ADSs. In December 2018, the Company repurchased 1,396,200 ADSs for US$29,999 (RMB205,886) on the open market, at a weighted average price of US$21.48 per ADS. In January 2019, the Company repurchased 935,848 ADSs for US$19,101 (RMB131,010) on the open market, at a weighted average price of US$20.41 per ADS.

In March 2020, the Company’s Board of Directors authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to US$2,000,000 worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

Under the 2020 share repurchase program, the Company repurchased 1,191,370 ADSs for US$44,132 (RMB311,776) on the open market, at a weighted average price of US$37.04 per ADS for the three months ended March 31, 2020.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

20.	Other comprehensive income

Changes in the composition of accumulated other comprehensive income attributable to ordinary shareholders for the three months ended March 31, 2019 and 2020 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total
	RMB	RMB	RMB
Balances as of January 1, 2019	3,358,469	627	3,359,096
Other comprehensive loss	(854,914)	(565)	(855,479)

Balances as of March 31, 2019	2,503,555	62	2,503,617

Balances as of January 1, 2020	4,108,334	54,813	4,163,147
Other comprehensive income	727,917	11,369	739,286

Balances as of March 31, 2020	4,836,251	66,182	4,902,433

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

21.	Share-based compensation

For the three months ended March 31, 2019 and 2020, total share-based compensation expenses recognized were RMB618,046 and RMB976,514, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Cost of revenues	13,029	20,860
Fulfillment	57,538	131,878
Marketing	39,183	77,072
Research and development	226,955	360,599
General and administrative	281,341	386,105

Total	618,046	976,514

Share incentive plan

The Company granted share-based awards to eligible employees and non-employees pursuant to a share incentive plan entitled “Share Incentive Plan”, which was adopted on November 13, 2014 and governed the terms of the awards.

As of March 31, 2020, the Group had reserved 167,130,938 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

21.	Share-based compensation (Continued)

(1)	Employee and non-employee awards

The RSUs and share options are generally scheduled to be vested over two to ten years. One-second, one-third, one-fourth, one-fifth, one-sixth, or one-tenth of the awards, depending on different vesting schedules of the Plans, shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years. Starting from the year ended December 31, 2016, certain awards had multiple tranches with tiered vesting commencement dates from 2016 to 2025, and each of the tranches is subject to a six-year vesting schedule.

Upon the reorganization of JD Digits, the employees’ status of JD Digits changed from the employees of the Company’s subsidiary to non-employees of the Company. Share-based awards granted by the Company to employees of JD Digits and share-based awards granted by JD Digits to employees of the Company were insignificant for all periods presented.

(2)	Founder awards

In May 2015, the board of directors of the Company approved a 10-year compensation plan for Mr. Richard Qiangdong Liu (Mr. Liu), the Founder. Under this plan, Mr. Liu will receive RMB0.001 per year in cash salary and zero cash bonus during the 10-year period. Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a 10-year vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the 10-year period.

(3)	Share-based compensation of subsidiaries

In April 2018, JD Logistics granted share-based awards (“JD Logistics Plan”) to eligible employees to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of JD Logistics. The JD Logistics Plan consists of share options, RSU and other types of awards. For the three months ended March 31, 2019 and 2020, total share-based compensation expenses for the share options granted under JD Logistics Plan were RMB106,522 and RMB150,010, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

22.	Net income per share

Basic and diluted net income per share for each of the periods presented are calculated as follows:

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders	7,319,133	1,072,821

Denominator:
Weighted average number of shares – basic	2,893,977,289	2,926,684,966
Adjustments for dilutive options and RSUs	58,073,294	72,101,479

Weighted average number of shares – diluted	2,952,050,583	2,998,786,445

Basic net income per share attributable to ordinary shareholders	2.53	0.37

Diluted net income per share attributable to ordinary shareholders	2.48	0.36

Generally, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the respective period. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective period. The potentially dilutive ordinary shares that were not included in the calculation of diluted net income per share in the periods presented where their inclusion would be anti-dilutive include RSUs and options to purchase ordinary shares of 160,959,659 and 139,416,623 for the three months ended March 31, 2019 and 2020 on a weighted average basis, respectively. For the three months ended March 31, 2019 and 2020, as JD Logistics was in a loss position, the effect of redemption feature of Jingdong Express Series A Preferred Shares was anti-dilutive and excluded from the calculation of diluted net income per share.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

23.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2020:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Bitauto and its subsidiaries (“Bitauto Group”)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”)	An investee of the Group
Dada Group	An investee of the Group
JD Digits	An entity and its subsidiaries controlled by the Founder
Core Fund	An investee of the Group
AiHuiShou and its subsidiaries (“AiHuiShou Group”)	An investee of the Group

(a)	The Group entered into the following transactions with the major related parties:

Transactions	For the three months ended March 31,
	2019	2020
	RMB	RMB
Revenues:
Commission from cooperation on advertising business with Tencent Group(*)	52,284	99,138
Services provided and products sold to Tencent Group(*)	61,872	36,026
Services provided and products sold to Dada Group	31,387	31,034
Services provided and products sold to AiHuiShou Group	2,668	149,518
Traffic support, marketing and promotion services provided to Bitauto Group	149,571	151,233
Traffic support, marketing and promotion services provided to Tuniu Group	32,455	32,815
Services provided and products sold to JD Digits	51,008	92,621

Operating expenses:
Services received and purchases from Tencent Group(*)	258,531	610,702
Services received from Dada Group	269,395	416,360
Payment processing and other services received from JD Digits	968,713	1,545,347
Lease and property management services received from Core Fund	—	176,020
Services received from AiHuiShou Group	—	7,643

Other income:
Income from non-compete agreement with Dada Group	20,090	20,781
Interest income from loans provided to JD Digits	11,942	5,825
Interest income from loans provided to Core Fund	—	6,511

(*)

In March 2014, the Group entered into a series of agreements with Tencent and its affiliates pursuant to which the Group acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. The Group also entered into a five-year strategic cooperation agreement and an eight-year non-compete agreement with Tencent. In April 2016, the Group acquired the remaining equity interest in Shanghai Icson by exercising the rights previously granted to the Group in March 2014.

On May 10, 2019, the Company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2019. Tencent continued to offer the Group prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two parties also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. As part of the total consideration, the Company agreed to issue to Tencent a certain number of the Company’s Class A ordinary shares for a consideration of approximately US$250 million at prevailing market prices at certain pre-determined dates during the three-year period, of which 8,127,302 Class A ordinary shares were issued in May 2019.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

23.	Related party transactions (Continued)

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.04% and 0.15% of total net revenues of the Group for the three months ended March 31, 2019 and 2020, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.23% and 0.24% of total operating expenses of the Group for the three months ended March 31, 2019 and 2020, respectively.

(b)	The Group had the following balances with the major related parties:

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Due from Tencent Group	1,128,102	1,320,641
Due from JD Digits
Loans provided to JD Digits (**)	365,089	—
Other receivables from JD Digits	1,363,479	—
Due from Core Fund
Loans provided to Core Fund (**)	579,118	510,466
Other receivables from Core Fund	569,832	354,581

Total	4,005,620	2,185,688

Due to Tuniu Group	(2,133)	(2,107)
Due to Dada Group	(208,123)	(281,480)
Due to AiHuiShou Group	(17,504)	(48,047)
Due to JD Digits	—	(822,223)

Total	(227,760)	(1,153,857)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	(164,528)	(13,295)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	(82,939)	(50,124)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(207,096)	(191,564)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to AiHuiShou Group	(1,899,099)	(1,791,958)

Total	(2,353,662)	(2,046,941)

Other liabilities in relation to non-compete obligation to Dada Group	(276,976)	(260,202)

Total	(276,976)	(260,202)

(**)

In relation to the loans provided to JD Digits and Core Fund, the Group charged JD Digits and Core Fund based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the unaudited interim condensed consolidated statements of cash flows.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

23.	Related party transactions (Continued)

As of December 31, 2019 and March 31, 2020, the Group recorded amount due from related parties other than the major related parties as stated above of RMB228,447 and RMB342,751, which represented approximately 2.22% and 2.65% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2019 and March 31, 2020, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB279,769 and RMB112,102, which represented approximately 0.20% and 0.09% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current liabilities, respectively.

(c)	Other information related to related party transactions:

Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due consumer financing receivable related to the consumer financing business transferred from the Group to JD Digits were RMB76,144 and RMB110,985 for the three months ended March 31, 2019 and 2020, respectively. In connection with the consumer financing business, JD Digits charged the Group RMB272,503 and RMB317,695, for the three months ended March 31, 2019 and 2020 for payment processing services provided to the Group, respectively, which are included in “payment processing and other services received from JD Digits” stated above.

The Group also transferred certain financial assets to JD Digits with or without recourse at fair value. The accounts receivable transferred with recourse were nil for the three months ended March 31, 2019 and 2020, which were not derecognized. The accounts receivable transferred without recourse were RMB3,338,858 and RMB5,770,884 for the three months ended March 31, 2019 and 2020, respectively, and were derecognized.

Mr. Richard Qiangdong Liu, the Group’s Chairman of the board and the Chief Executive Officer, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to the Group, and the Group has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.

The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

24.	Segment reporting

The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Group’s operating segment results for the three months ended March 31, 2019 and 2020.

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net revenues:
JD Retail	116,151,096	139,419,443
New Businesses	4,940,518	6,588,393
Inter-segment(*)	(242,661)	(125,609)

Total segment net revenues	120,848,953	145,882,227
Unallocated items	232,106	322,982

Total consolidated net revenues	121,081,059	146,205,209

Operating income/(loss):
JD Retail	3,193,875	4,452,534
New Businesses	(1,138,725)	(1,196,651)
Including: gain on sale of development properties	83,218	—

Total segment operating income	2,055,150	3,255,883
Unallocated items(**)	(829,576)	(935,434)

Total consolidated operating income	1,225,574	2,320,449
Total other income/(expense)	6,293,744	(936,822)

Income before tax	7,519,318	1,383,627

(*)

The inter-segment eliminations mainly consist of services provided by JD Retail to overseas business, and certain services provided by JD Logistics to the vendors of JD Retail, which the Group records as a deduction of cost of revenues at the consolidated level.

(**)	A summary of unallocated items for the periods presented is as follows:

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Share-based compensation	(618,046)	(976,514)
Amortization of intangible assets resulting from assets and business acquisitions	(443,636)	(147,161)
Effects of business cooperation arrangements	232,106	188,241

Total	(829,576)	(935,434)

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

25.	Employee benefit

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB1,464,239 and RMB1,439,275 for the three months ended March 31, 2019 and 2020, respectively.

26.	Lines of credit and loan facilities

As of March 31, 2020, the Group had agreements with commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB81,152,438. The Group was in compliance with the financial covenants, under those lines of credit as of March 31, 2020. As of March 31, 2020, under the lines of credit, the Group had RMB3,601,811 used for the liquidity loans, RMB1,940,000 used for the private placement notes, RMB13,629,068 used for the issuance of bank acceptance, RMB1,145,605 used for the bank guarantee and RMB5,700 used for other facilities.

In December 2017, the Group entered into a 5-year US$1,000,000 term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over London Interbank Offered Rate. The use of proceeds of the facilities was intended for general corporate purposes. In June 2018, the Group drew down US$450,000 under the facility commitment, and the borrowings will be due in 2022, which were recorded in long-term borrowings in the unaudited interim condensed consolidated balance sheets. As of March 31, 2020, balance of US$550,000 remain available under the credit facilities agreement, with a commitment fee of 0.2% per annum on the undrawn portion, which will expire one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement. As of March 31, 2020, the aggregate amounts repayable within a period of more than two years but not exceeding five years was US$450,000. Subsequently in April 2020, the Group drew down US$550,000 under the facility commitment.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

27.	Commitments and contingencies

Operating lease commitments for offices and fulfillment infrastructures

The Group leases offices and fulfillment infrastructures under non-cancelable operating lease agreements. Future minimum lease payments under these non-cancelable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 13.

Commitments for internet data center (IDC) service fee

The Group entered into non-cancelable IDC service agreements. The related expenses were RMB541,347 and RMB743,793 for the three months ended March 31, 2019 and 2020, respectively, and were charged to the unaudited interim condensed consolidated statements of operations and comprehensive income when incurred.

Future minimum payments under these non-cancelable agreements with initial terms of one year or more consist of the following:

As of March 31, 2020
RMB
Remainder of 2020	1,172,954
2021	1,382,689
2022	1,257,169
2023	844,998
2024	686,136
2025 and thereafter	804,740

6,148,686

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of office building and warehouses. Total capital commitments contracted but not yet reflected in the unaudited interim condensed consolidated financial statements amounted to RMB6,864,841 as of March 31, 2020. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Long-term debt obligations

The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term borrowings have been disclosed in Note 12 and Note 26, respectively.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day operations of the Group.

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and March 31, 2020.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share, per share data or otherwise noted)

28.	Subsequent events

Financing for JD Industrial Technology, Inc.

On April 24, 2020, the Group entered into definitive agreements for the non-redeemable series A preferred share financing of JD Industrial Technology, Inc., a subsidiary of the Company, with investors including GGV Capital, Sequoia Capital China and CPE, among others. The total amount expected to be raised is US$230 million, representing 10.7% of equity interest of JD Industrial Technology, Inc. on a fully diluted basis, subject to closing conditions. JD Industrial Technology, Inc., operates an e-commerce platform that specializes in industrial maintenance, repair and operations products and services, and provides intelligent purchasing platform and supply chain solutions for corporate customers.

Potential impact of COVID-19

From late January 2020, the COVID-19 was rapidly evolving in China and globally. Since then, the business and transportation disruptions in China have caused adverse impacts to the Group’s operations and led to incremental costs, in particular, relating to the Group’s retail and logistics business. Demands for large-ticket items, durable goods and discretionary products have also been negatively affected by the COVID-19 outbreak. The Group’s consolidated financial position and results of operation in future periods of 2020 will be adversely affected to a certain extent, which will depend on the future developments of the outbreak, including new development concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

Acquisitions

Subsequent to March 31, 2020, the Group has signed definitive agreements to acquire the controlling equity interests in three companies in an aggregate consideration of approximately RMB1.6 billion. These three companies are principally engaged in the businesses of retail, e-commerce and real estate, respectively.

Private placement notes

In May 2020, Jingdong Century, a subsidiary of the Company, issued RMB2,000,000 of 1.75% fixed rate private placement notes due August 18, 2020. The notes are listed on the inter-bank bond market of China. The Group intends to use the proceeds from the private placement for general corporate purposes.

Issuance of Class A Ordinary Shares to Tencent

As disclosed in Note 23, on May 27, 2020, the Company issued 2,938,584 Class A ordinary shares to Huang River Investment Limited, as part of the total consideration of the strategic cooperation agreement with Tencent for the three-year period starting from May 27, 2019.